Filed Pursuant to Rule 433
Dated March 11, 2019
Registration Statement No. 333-223216
Relating to Preliminary Prospectus Supplement
dated March 11, 2019 to
Prospectus dated February 26, 2018

5.875% Subordinated Debentures due 2059

Issuer:	American Financial Group, Inc.

Ratings (Moody’s / S&P)*:	Baa2 / BBB-

Security Type:	Subordinated Debentures

Par Amount:	$25.00

Size:	$125,000,000

Trade Date:	March 11, 2019

Settlement Date:	March 18, 2019 (T+5)

Since trades in the secondary market generally settle in two business days, purchasers who wish to trade notes on the date hereof or the next two succeeding business days will be required, by virtue of the fact that the notes initially settle in T+5, to specify alternative settlement arrangements to prevent a failed settlement.

Maturity Date:	March 30, 2059

Coupon:	5.875%

Optional Redemption:
The Issuer may redeem the debentures in increments of $25 principal amount:

• in whole at any time or in part from time to time on or after March 30, 2024, at a redemption price equal to the principal amount plus accrued and unpaid interest (including compounded interest, if any) to, but excluding, the date of redemption; provided that if the debentures are not redeemed in whole, at least $25 million aggregate principal amount of the debentures must remain outstanding after giving effect to such redemption;

• in whole, but not in part, at any time prior to March 30, 2024, within 90 days of the occurrence of a “tax event,” at a redemption price equal to the principal amount plus accrued and unpaid interest (including compounded interest, if any) to, but excluding, the date of redemption; or

• in whole, but not in part, at any time prior to March 30, 2024, within 90 days of the occurrence of a “rating agency event,” at a redemption price equal to 102% of their principal amount plus accrued and unpaid interest (including compounded interest, if any) to, but excluding, the date of redemption.

Interest Payment Dates:	March 30, June 30, September 30, and December 30 of each year, commencing on June 30, 2019

Expected Listing:	New York Stock Exchange

Proposed Symbol:	AFGB

Price to Public:	100%

Net Proceeds (before expenses):	$121,197,625

Underwriting Discounts & Commissions:	Institutional: 2.00% ($235,000 total) Retail: 3.15% ($3,567,375 total)

CUSIP / ISIN:	025932 807 / US0259328070

Joint Book-Running Managers:	Merrill Lynch, Pierce, Fenner & Smith Incorporated Wells Fargo Securities, LLC

Joint Lead Manager:	J.P. Morgan Securities LLC

Co-Managers:	BB&T Capital Markets, a division of BB&T Securities, LLC KeyBanc Capital Markets Inc. Mitsubishi UFJ Securities (USA), Inc. PNC Capital Markets LLC U.S. Bancorp Investments, Inc.

*Ratings may be changed, suspended or withdrawn at any time and are not a recommendation to buy, hold or sell any security.

No PRIIPs KID — No PRIIPs key information document (KID) has been prepared as not available to retail in EEA.

The Issuer has filed a registration statement (including a prospectus and a preliminary prospectus supplement) with the Securities and Exchange Commission for the offering to which this communication relates. Before you invest, you should read the prospectus and the preliminary prospectus supplement in that registration statement and other documents the Issuer has filed with the Securities and Exchange Commission for more complete information about the Issuer and this offering.  You may get these documents for free by visiting EDGAR on the Securities and Exchange Commission’s website at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and preliminary prospectus supplement if you request it by calling Merrill Lynch, Pierce, Fenner & Smith Incorporated, toll-free at (800) 294-1322 or Wells Fargo Securities, LLC, toll-free at (800) 645-3751.

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